Exhibit 99.1

LumiraDx Reports Second Quarter 2023 Results

LONDON, Aug. 24, 2023 (GLOBE NEWSWIRE) -- LumiraDx Limited (NASDAQ: LMDX), a next-generation point of care (POC) diagnostics company, today announced financial results for its second quarter ended June 30, 2023.

•
Second quarter 2023 revenues of $21.0 million
•
Submitted First 510(k) Application to the U.S. Food and Drug Administration (FDA) for 5-minute COVID Ultra test
•
Submitted COVID/Flu combo test for FDA Emergency Use Authorization (EUA) as part of the NIH's Independent Test Assessment (ITAP) program
•
More than 1,500 new instruments shipped in Q2, primarily to U.S. pharmacy locations to expand testing capacity for the upcoming respiratory season

Ron Zwanziger, Chairman and CEO of LumiraDx, stated, "The submission of our first 510(k) application to the FDA for our COVID Ultra test represents a significant milestone in our ability to deliver on product expansion into the U.S. and could pave the way for additional submissions of other high performing assays on our Platform, many of which are already available in Europe and elsewhere and others which are in late stages of development. In addition, we are seeing revenues from our non-COVID products continue to grow, with the second quarter marking our highest quarter to date for non-COVID revenues. As we continue to innovate and expand our portfolio, we remain dedicated to transforming healthcare delivery worldwide.”

2023 Second Quarter Financial Highlights

For the three months ended June 30, 2023, LumiraDx delivered revenue of $21.0 million, compared to $44.7 million for the three months ended June 30, 2022. Non-COVID specific revenues in the second quarter of 2023 were $9.2 million, or 44% of total revenues, including $4.4 million of LumiraDx technology revenues and $4.8 million of distribution revenues.

IFRS gross profit was a loss of $9.9 million for the quarter. Total adjusted gross profit was a loss of $6.6 million.

Research and development expenses were $15.8 million in the second quarter of 2023. Non-IFRS adjusted research and development expenses were $14.3 million in the quarter, compared to $14.8 million in the prior quarter.

Sales, marketing and administrative expenses were $22.7 million in the second quarter of 2023. Non-IFRS adjusted sales, marketing and administrative expenses were $17.6 million in the quarter, compared to $19.0 million in the prior quarter.

The continued reductions in operating expenses reflect the impact of the Company’s restructuring programs.

Net loss for the quarter was $49.7 million, or $0.16 per fully diluted share. The non-IFRS adjusted net loss for the quarter was $50.2 million, or $0.16 per fully diluted share.

At June 30, 2023, the company’s cash balance was $25.3 million.

Recent Developments

On July 20, 2023, we entered into a ninth amendment and waiver to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent (the “Ninth Amendment”). The Ninth Amendment provides additional term loans in an aggregate amount of up to $31 million (the “New Term Loans”). We drew down $15.0 million of the New Term Loans on July 21, 2023 and expect to draw the remaining $16.0 million before the end of August.

We continue to work with various strategic advisors on the previously disclosed strategic review of our business and we are also engaged in discussions with our senior lender about the terms of the Loan Agreement, including the covenants in the Ninth Amendment which are scheduled to be measured on September 1, 2023.

In August 2023, we completed the divestiture of INRstar, a patient reporting and decision support tool, as part of our ongoing efforts to reduce costs and focus available resources on the launch of high value assays.

We are pleased to announce the appointment of Giffin Daughtridge as President, North America Commercial Operations, and Global Molecular Solutions, effective as of August 1, 2023. Peter Scheu, the previous President, North America Commercial Operations, resigned from his role effective August 1, 2023 but continues to support LumiraDx in an advisory capacity.

Conference Call

LumiraDx will host a conference call to discuss these results today at 8:30 a.m. Eastern Time / 1:30 p.m. United Kingdom Time. Call in details and a link to view the webcast may be found at investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investors section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for one year.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in various stages of development, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the outcome of the strategic review process, our ability to renegotiate the terms of the Loan Agreement with our senior lender, the timing of commercial launch of certain products, the benefits and performance of our tests, the expected timing and results of our cost-saving initiatives and global restructuring activities, and the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations, certifications, clinical trials or clearances, including our ability to successfully transition any test that has previously been authorized by the FDA under an EUA declaration related to COVID-19, to the required FDA marketing submission (e.g., 510(k), de novo or PMA) on a timely basis, or at all. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on our business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission, or SEC, on May 1, 2023, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the

IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net loss as operating loss and net loss, respectively, excluding depreciation, amortization, share-based payments, change in fair value of financial instruments, foreign exchange (gain)/loss, restructuring and severance payments and non-cash interest. We define non-IFRS expenses as expenses excluding depreciation, amortization, restructuring and severance payments and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

	JUNE 30, 2023	DECEMBER 31, 2022
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$798	$497
Intangibles and goodwill	32,331	32,170
Right-of-Use Assets	14,035	16,580
Property, plant and equipment	106,827	113,406
Investment in sublease	11,526	11,421
Total Non-Current Assets	165,517	174,074
Current Assets
Inventories	85,191	89,965
Tax receivable	25,207	20,987
Trade and other receivables	39,569	55,977
Cash and cash equivalents	25,343	100,010
Total Current Assets	175,310	266,939
TOTAL ASSETS	$340,827	$441,013
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(372,346)	$(366,479)
Long term grants	(14,446)	(15,769)
Other long term liabilities	(57,763)	(49,158)
Lease liabilities	(21,562)	(22,303)
Stock warrants	(172)	(339)
Deferred tax liabilities	(260)	(542)
Total Non-Current Liabilities	(466,549)	(454,590)
Current Liabilities
Debt due within one year	(2)	(76)
Government and other grants	(14,163)	(16,296)
Trade and other payables	(65,993)	(66,277)
Lease liabilities due within one year	(8,847)	(9,149)
Total Current Liabilities	(89,005)	(91,798)
Equity
Share capital and share premium	(858,429)	(858,085)
Foreign currency translation reserve	5,835	(20,026)
Other reserves	(105,585)	(105,585)
Accumulated deficit	1,172,788	1,088,804
Total equity attributable to equity holders of the parent	214,609	105,108
Non-controlling interests	118	267
Total Equity	214,727	105,375
TOTAL EQUITY AND LIABILITIES	$(340,827)	$(441,013)

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2023	2022	2023	2022
	(in thousands, except share and per share data)
Revenue	$21,004	$44,726	$43,177	$171,138
Cost of sales	(30,905)	(39,889)	(54,836)	(116,275)
Gross (Loss)/Profit	(9,901)	4,837	(11,659)	54,863
Gross Margin	-47%	11%	-27%	32%
Research and development expenses	(15,834)	(47,450)	(35,315)	(88,769)
Selling, marketing and administrative expenses	(22,695)	(37,845)	(48,671)	(78,001)
Operating Loss	(48,430)	(80,458)	(95,645)	(111,907)
Finance income	18,105	188	36,787	5,139
Finance expense	(19,057)	(67,858)	(34,167)	(95,315)
Net finance income / (expense)	(952)	(67,670)	2,620	(90,176)
Loss before Tax	(49,382)	(148,128)	(93,025)	(202,083)
Tax (provision) / credit for the period	(294)	732	(774)	(1,485)
Loss for the period	$(49,676)	$(147,396)	$(93,799)	$(203,568)
Gain attributable to non-controlling interest	61	61	149	139
Net loss attributable to equity holders of parent—basic and diluted	$(49,737)	$(147,457)	$(93,948)	$(203,707)
Net loss per share attributable to equity holders of parent—basic and diluted	$(0.16)	$(0.58)	$(0.29)	$(0.80)
Weighted-average number of Ordinary and Common shares used in loss per share—basic and diluted	318,881,049	254,686,967	318,843,574	253,945,274

LUMIRADX LIMITED
Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED JUNE 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2023	2022	2023	2022	2023	2022
	(in thousands)
IFRS Financial Measure	$(30,905)	$(39,889)	$(15,834)	$(47,450)	$(22,695)	$(37,845)
Depreciation[1]	1,902	3,982	1,943	2,386	756	681
Amortization	-	-	40	39	480	459
Restructuring & Severance	863	-	892	-	1,105	-
Share-based payments	519	621	(1,364)	2,266	2,792	6,554
Non-IFRS Adjusted Financial Measure	$(27,621)	$(35,286)	$(14,323)	$(42,759)	$(17,562)	$(30,151)
1 - Net of grants for capital equipment

	THREE MONTHS ENDED JUNE 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2023	2022	2023	2022	2023	2022	2023	2022
	(in thousands, except per share data)
IFRS Financial Measure	$(9,901)	$4,837	$(48,430)	$(80,458)	$(49,676)	$(147,396)	$(0.16)	$(0.58)
Depreciation[1]	1,902	3,982	4,601	7,049	4,601	7,049	0.02	0.03
Amortization	-	-	520	498	520	498	-	-
Share-based payments	519	621	1,947	9,441	1,947	9,441	0.01	0.04
Change in fair value of financial instruments	-	-	-	-	7,068	2,083	0.02	0.01
Foreign exchange loss/(gain)	-	-	-	-	(17,573)	55,512	(0.06)	0.22
Restructuring & Severance	863	-	2,860	-	-	-	-	-
Non-cash interest	-	-	-	-	2,888	1,890	0.01	-
Non-IFRS Adjusted Financial Measure	$(6,617)	$9,440	$(38,502)	$(63,470)	$(50,225)	$(70,923)	$(0.16)	$(0.28)
Adjusted Gross Profit Margin	-32%	21%
1 - Net of grants for capital equipment

	SIX MONTHS ENDED JUNE 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2023	2022	2023	2022	2023	2022
	(in thousands)
IFRS Financial Measure	$(54,836)	$(116,275)	$(35,315)	$(88,769)	$(48,671)	$(78,001)
Depreciation[1]	3,708	4,430	4,640	4,812	1,475	1,392
Amortization	-	-	80	81	939	942
Restructuring & Severance	1,002	-	892	-	1,148	-
Share-based payments	839	1,024	535	3,780	8,591	12,613
Non-IFRS Adjusted Financial Measure	$(49,287)	$(110,821)	$(29,168)	$(80,096)	$(36,518)	$(63,054)
1 - Net of grants for capital equipment

	SIX MONTHS ENDED JUNE 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2023	2022	2023	2022	2023	2022	2023	2022
	(in thousands, except per share data)
IFRS Financial Measure	$(11,659)	$54,863	$(95,645)	$(111,907)	$(93,799)	$(203,568)	(0.29)	(0.80)
Depreciation[1]	3,708	4,430	9,823	10,634	9,823	10,634	0.03	0.04
Amortization	-	-	1,019	1,023	1,019	1,023	-	-
Share-based payments	839	1,024	9,965	17,417	9,965	17,417	0.03	0.07
Change in fair value of financial instruments	-	-	-	-	11,469	(3,333)	0.03	(0.01)
Foreign exchange (gain)/loss	-	-	-	-	(35,636)	74,721	(0.11)	0.29
Restructuring & Severance	787	-	3,419	-	3,419	-	0.01	-
Non-cash interest	-	-	-	-	5,809	3,669	0.02	0.02
Non-IFRS Adjusted Financial Measure	$(6,325)	$60,317	$(71,419)	$(82,833)	$(87,931)	$(99,437)	$(0.28)	$(0.39)
Adjusted Gross Profit Margin	-15%	35%
1 - Net of grants for capital equipment

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows
	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30,		JUNE 30,
	2023	2022	2023	2022
	(in thousands)
Cash Flows from Operating Activities
Loss for the period	$(49,676)	$(147,396)	$(93,799)	$(203,568
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,615	7,501	14,816	15,381
Amortization	524	498	1,019	1,023
Net finance expenses	7,437	67,102	4,423	89,637
Equity based share based payment transactions	1,947	9,441	9,965	17,417
Increase in tax receivable	(424)	(565)	(3,238)	(2,035
Changes to working capital:
Inventories	5,487	(13,684)	5,896	(32,292
Trade and other receivables	567	11,331	15,433	43,171
Trade payables and other liabilities	(527)	(17,015)	(6,553)	(13,217
Net Cash used in Operating Activities	(27,050)	(82,787)	(52,038)	(84,483
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(821)	(6,465)	(2,555)	(16,727
Net Cash used in Investing Activities	(821)	(6,465)	(2,555)	(16,727
Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	-	(316)	-	54,009
Proceeds from royalty agreement	-	41,500	-	41,500
Shares issued on the exercise of share options	-	3,017	-	4,091
Shares issued on employee stock purchase plan	174	-	344	-
Receipt of principal portion of lease receivable	149	-	764	-
Cash interest paid, net of interest received	(13,428)	(6,151)	(20,062)	(12,251
Repayment of principal portion of lease liabilities	(1,604)	(1,407)	(3,872)	(2,946
Repayments of debt	(74)	(35)	(74)	(118
Net Cash (used in)/generated from Financing Activities	(14,783)	36,608	(22,900)	84,285
Net Decrease in Cash and Cash Equivalents	$(42,654)	$(52,644)	$(77,493)	$(16,925
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	68,051	166,046	100,010	132,145
Exchange gain/(loss) on cash and cash equivalents	(54)	(6,952)	2,826	(8,770
Net decrease in cash and cash equivalents	(42,654)	(52,644)	(77,493)	(16,925
Cash and Cash Equivalents at the end of the period	$25,343	$106,450	$25,343	$106,450